Mail Stop 3561

June 17, 2009

Richard Pietrykowski
President
Surface Coatings, Inc.
2010 Industrial Blvd., Suite 605
Rockwell, TX 75087

      Re: **Surface Coatings, Inc.**
             Form 10-K for Fiscal Year Ended December 31, 2008
             Filed March 31, 2009
             File No. 333-145831

Dear Mr. Pietrykowski:

      We have completed our review of your Form 10-K and have no further comments at this time.

                    Sincerely,

                    H. Christopher Owings
                    Assistant Director